SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS calls all its shareholders to attend to its 174th Extraordinary General Meeting, as follows:

Date: March 29, 2018

Time (Brasília): 11 a.m.

Venue: Company’s Headquarters, Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 6th and floor, of Ed. Venâncio 3000, Asa Norte, CEP 70716-900, Brasília-DF;

Matters to be deliberated:

     1. To approve the rectification of item 2 of the agenda of the 173rd Extraordinary General Meeting, changing the term for the transfer of the control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") to the Consórcio Oliveira Energia - ATEM ("Buyer") , winner of the Auction held on December 10, 2018, until April 15, 2019, provided that the following events occur concurrently: (i) that the Granting Authority extends the designation to provide the distribution services, by said distribution company, until April 15, 2019; and (ii) that, irrevocably and irreversibly, the Granting Authority ensures that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distribution company, until April 15, 2019, are provided by the tariff and or by the Federal Government and/or the Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any contribution by Eletrobras.

MINISTRY OF MINES AND ENERGY
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS
(Publicly company)
CNPJ. No. 00.001.180/0001-26
CALL NOTICE
174th Extraordinary General Meeting

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras - Eletrobras S.A. -

Eletrobras (“Company”) to meet at the Company’s registered office, in Brasília, Distrito Federal, Setor

Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th floor, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-900, on March 29, 2019, at 11 a.m., at the Extraordinary General Meeting to deliberate on the following Agenda:

     1. To approve the rectification of item 2 of the agenda of the 173rd Extraordinary General Meeting, changing the term for the transfer of the control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") to the Consórcio Oliveira Energia - ATEM ("Buyer") , winner of the Auction held on December 10, 2018, until April 15, 2019, provided that the following events occur concurrently: (i) that the Granting Authority extends the designation to provide the distribution services, by said distribution company, until April 15, 2019; and (ii) that, irrevocably and irreversibly, the Granting Authority ensures that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distribution company, until April 15, 2019, are provided by the tariff and/or by the Federal Government and/or the Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any contribution by Eletrobras.

Pursuant to paragraph one of article 126 of the Corporation Law and the decision of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if by an individual, by an attorney appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or attorney duly registered under the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney appointed in accordance with its Corporate Articles and in accordance with the Brazilian Civil Code; and (iii) if by an investment fund, by its administrator and/or manager, or by an attorney appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Extraordinary General Meeting hereby called, the shareholder may exercise the right to vote by completing and delivering the distance voting ballot ("Voting Ballot") made available by the Company at the Company's websites (www.eletrobras.com/ri) and that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

The Shareholder or its legal representative, in order to ensure admission to the Extraordinary General Meeting, pursuant to article 5 of CVM Instruction No. 481, shall submit the following documents:

  Official ID card with photo;

  Authenticated photocopy of the updated Articles (Corporate Bylaws or Social Contracts), in the case of a legal entity;

  Original or authenticated photocopy of power of attorney granted by shareholder; and

  Original copy of the extract of shareholder status provided by the depository or custodial institution, identifying its status as a shareholder.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that documents evidencing the condition of shareholder and its representation be submitted within 72 (seventy-two) hours before the Extraordinary General Meeting convened at the Investor Relations Superintendence - DFR, Market Relations Department - DFRM, at Rua da Quitanda, No. 196 - 9th Floor, ZIPCODE 20.091-005 in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m. The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder.

Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Investor Relations Superintendence - DFR, Market Relations Department – DFRM, at Rua da Quitanda, No. 196 - 9th Floor ZIPCODE 20.091-005, in the city of Rio de Janeiro, State of Rio de Janeiro, and at the Company websites (www.eletrobras.com/ri), Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), to the entire documentation connected to the matter which shall be addressed at the Extraordinary General Meeting, under the terms of the Corporation Law and CVM Instruction 481.

Brasília, February 26, 2019.

José Guimarães Monforte
Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1. Procedures inherent to the Extraordinary General Meeting hereby called

To facilitate the understanding and attendance of the Shareholders to the Extraordinary General Meeting called hereunder, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting. (“Management Proposal”)

Voting Right

The Company informs that its shareholders which hold preferred shares shall be entitled to vote at this Extraordinary General Meeting, pursuant to the provisions under Paragraph One of Article 111 of the Corporation Law, meeting all formal steps provided for in the Corporation Law, the Corporate Bylaws, in the applicable rules, and in this Management Proposal.

Installation of the Extraordinary General Meeting

Pursuant to article 125 of the Corporations Law, in order to call the Extraordinary General Meeting to order on first call, it is necessary that shareholders and/or their legal representatives holding at least 25% (twenty-five percent) of the Company's voting capital duly attend.

If said percentage is not reached, a new convocation will be made with at least 8 (eight) days of notice, after which the Extraordinary General Meeting shall be installed by the presence of any number of shareholders.

Qualification and Participation in the Extraordinary General Meeting

In order to participate in the Extraordinary General Meeting, the Shareholders shall prove the capacity of holders of shares issued by the Company, by submitting the following documents: (a) statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholding, dated at most 2 (two) days before the date of the Extraordinary General Meeting; and (b) original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person; or (c) power of attorney, duly granted under the terms of the law and/or corporate documents of the shareholder, with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy (d) an authenticated copy of the updated corporate documents of the shareholder and of the document that invests the representative with sufficient powers for representation within the Extraordinary General Meeting, duly registered at the competent bodies, accompanied by their respective publications, in the case of a legal entity.

For the purposes of the documents described in item (d), the Company will accept (i) Corporate Bylaws and social contracts, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration organ or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives (except for foreign shareholders, under the terms of the Corporate Bylaws), and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case such instrument corresponds to a meeting of the board of directors, the shareholder shall provide the proof of filing and publication of the instrument in the competent registration.

In case of legal entities with representatives that are not appointed in the corporate bylaws/social contracts or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration.

In case of investment funds, the representative shall prove that he is an administrator of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by

Decree No. 8660, of January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting called, in the Superintendence of Investor Relations - DFR, Market Relations Department - DFRM, at Rua da Quitanda, No. 196 - 9th Floor, in the city of Rio de January, State of Rio de Janeiro - ZIPCODE: 20.091-005, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m.

Distance Voting

As established under CVM Instruction 481, Eletrobras will make available to the Extraordinary General Meeting hereby convened the possibility of participation at a distance through the Distance Voting Ballot, of which the model is available in the Company’s website (www.eletrobras.com/ri) and CVM website (www.cvm.gov.br) ("Voting Ballot").

In order to participate in the Extraordinary General Meeting in this mode, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Recording Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the custodian of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Voting ballot of the Company's shareholder in all its banks branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent itself. The shareholders or their representatives shall go to any bank branch of the Bookkeeping Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Bookkeeping Agent if it will provide such service, as well as its costs and procedures. In case the Bookkeeping Agent opts to receive the Voting Ballot, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot directly to the Company and, in this case, should abide by the following rules: (i) The Voting Ballot will only be received when physically sent by post, addressed to the Company's Investor Relations Department, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 196, Centro, 9th floor ZIPCODE: 20.091-005, or when sent by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com, and the originals, in the latter case, should be forwarded to the Company before the scheduled date for the Extraordinary General Meeting called hereunder; (ii) The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act; (ii) The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.2 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

The Voting Ballot received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the Shareholder’s Meeting pursuant to art. 21-B of CVM Instruction No. 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Bulletins presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters.

2. Matters to be submitted for resolution at the Extraordinary General Meeting hereby convened

Item 1 deals with the postponement of the deadline for transferring the shareholding control of the distribution company Amazonas Energia to the Consórcio Oliveira Energia ("Buyer"), so that it is possible to conclude the legal and regulatory procedures necessary to obtain the authorizations of CADE - Administrative Council For Economic Defense and ANEEL - National Electric Energy Agency, in addition to the capital increases and other provisions set forth in Call Notice of the Amazonas Energia Privatization auction.

3. Item 1 of the Agenda

On December 18, 2018, the Ministry of Mines and Energy issued Ordinance no. 502, extending the term of designation for the provision of temporary distribution services, of Amazonas Distribuidora de Energia S.A. ("Amazonas Energia"), until the assumption by the new concessionaire or by an emergency and temporary provider, or until March 31, 2019, that occurred first.

Amazonas Energia was successfully auctioned on December 10, 2018 through the privatization auction held at B3 - Brasil, Bolsa, Balcão S.A., but the necessary steps for the transfer of stock control, such as authorization of CADE and Aneel.

On December 28, 2018, the 173rd EGM was held, which approved the extension of the term for the transfer of the shareholding control of Amazonas Energia until March 31, 2019, since, until the transfer of Amazonas Energia to the new controller, all the resources necessary to operate, maintain and make investments related to the public services of the respective distribution company are provided by the tariff, by the Federal Government or the Sectoral Funds, maintaining the economic and financial balance of the distribution company, without any contribution of resources by Eletrobras.

However, although all the proceedings have already been initiated by the Buyer, the proceeding is still pending judgment from CADE, scheduled to be concluded at the end of March 2018, according to the Technical Note (Annex 1), the deadline for the conclusion of all the proceedings until on March 3, 2019 appears to be insufficient to complete all the necessary steps for the transfer of the share control, by means of the signing of the share purchase agreement, which includes capitalization events by Eletrobras and by the new controllers. After the deadline of March 31, 2019, Eletrobras '173rd Extraordinary Shareholders' Meeting was suspended for the dissolution and liquidation of Amazonas Energia.

Therefore, what is sought through item 1 of the agenda is to obtain authorization from the Shareholders' Meeting exclusively to allow the completion of the necessary measures for the transfer of Amazonas Energia until April 15, 2019, since the the aforementioned distributor's auction process was successful and concluded with the adjudication of the object to the Consortium Oliveira/ATEM.

However, it should be clarified that, even if the extension in question is not approved by the shareholders of Eletrobras, Amazonas Energia may have to continue to provide temporary distribution services until the new controller is assumed or until the bidding for a new service provider be terminated, if so designated by the Granting Authority, as provided for in Article 3 of Provisional Measure No. 856/2018, due to the principle of continuity of public service. However, in the absence of the authorization requested herein, Eletrobras, after March 31, 2019, may no longer perform any act to complete the sale and shall observe the deliberation of the 173rd EGM for the dissolution and liquidation of Amazonas Energia.

Considering that (i) Amazonas Energia will have to continue operating until the assumption of a new controller or contracting emergency service provider by ANEEL; (ii) the sale auction of Amazonas Energia has already been successful, and therefore, it is only necessary to extend the deadline for the conclusion of legal, regulatory and editalic procedures for the transfer of control of this distribution company; (iii) the liquidation of the company is a complex scenario, as already dealt with in the decision taken by the 173rd EGM so that item 1 of the agenda makes it possible for the shareholders to approve the extension of the term of transfer of control of Amazonas Energia, for a further 15 (fifteen) days, in order to guarantee the opportunity to complete the sale process of said distribution company.

However, it will be necessary for the Ministry of Mines and Energy to postpone until April 15, 2019 the term for the provision of temporary services by Amazonas Energia, so that during the designation period, the distribution company receives the RGR resources necessary for its operation, besides the tariff, without any contribution of resources by Eletrobras. As mentioned above, the current term of appointment by the granting authority will terminate on March 31, 2019. Without such authorization, Amazonas Energia may not receive neutrality coverage, as established in article 9 of Law No. 12,783/2013.

In order to provide the shareholders with important information regarding the agenda, we refer to the Technical Notes listed below:

(i)	Technical Note GDD 001/2019 dated February 14, 2019 (Annex 1);
(ii)	Technical Note DDEF 001 dated February 13, 2019 (Annex 2);
(iii)	Technical Note DFF 007 dated February 14, 2019 (Annex 3);
(iv)	Technical Note DCGR 001 dated February 12, 2019 (Annex 4); and
(v)	Legal Opinion PRJE 34/2019 dated February 15, 2019 (Annex 5)

4. Benefits, Risks and costs

Benefits

The auction process of Amazonas Energia has already been concluded and, therefore, the postponement of the deadline foreseen in the agenda is exclusively for the conclusion of the procedures and regulatory authorizations necessary for the transfer of Amazonas Energia to the Buyer.

Upon the sale of Amazonas Energia, Eletrobras: (i) from an economic point of view, it could reverse the provision for negative shareholders' equity of approximately R$ 4.7 billion (as of 09/30/2018), after the capitalization of Eletrobras scheduled at the 170th EGM; (ii) from a financial point of view, it will no longer have to bear financially the said Distribution Company, as it has been necessary for consecutive years, even after the stop loss commanded by the 165th EGM, in view of the economic and financial non-neutrality of the designation carried out since August 2016; (iii) it will avoid the liquidation of Amazonas Energia, a complex process involving significant amounts of approximately R$ 16.5 billion (as of September 30, 2018), as was widely disclosed at the 173rd EGM at which time the liquidation decision was taken should the sale not be completed by March 31, 2018.

Costs

With the sale of Amazonas Energia, Eletrobras will assume all the costs already approved at the 170th EGM, although it is not the subject of the agenda of this 174th EGM, since the privatization model was approved by the 170th EGM. In addition, there are the costs of non-recognition of neutrality throughout the designation period, as already reported in the 173rd EGM and contained in Technical Note DCGR 001 (Annex 4), and also of the possible execution of guarantees mentioned in Technical Note DFF 007 (Annex 3).

Risks

The risks related to the items on the agenda are addressed in IT DCGR 001 (Annex 4).

5. Management Conclusion

As can be verified from all of the above, considering all the benefits and risks described in this Management Proposal and its annexes, and considering mainly the fact that Amazonas Energia was already sold, through an auction held in December 2018, being being expected about more 15 (fifteen) to complete the sale process, the management recommend the approval of the agenda exclusively so that it is possible to complete the legal, regulatory and notice related procedures for the execution of the purchase and sale agreement of Amazonas Energia for the Consórcio Oliveira Energia until April 15, 2019, being this measure that best serves the interests of the company, including this recommendation, in line with the duty of diligence and article 19 of Law 9.491 / 1997 that guides the controllers and administrators of companies included in the National Privatization Program to adopt, within the established deadlines, the measures necessary to implement the sale processes.

Brasília, February 26, 2018.

José Guimarães Monforte
Chairman of the Board of Directors

ANNEXES

(i)	Technical Note GDD 001/2019 dated February 14, 2019 (Annex 1);
(ii)	Technical Note DDEF 001 dated February 13, 2019 (Annex 2);
(iii)	Technical Note DFF 007 dated February 14, 2019 (Annex 3);
(iv)	Technical Note DCGR 001 dated February 12, 2019 (Annex 4); and
(v)	Legal Opinion PRJE 34/2019 dated February 15, 2019 (Annex 5)

ANNEX 01

Technical Note

GDD – 001/2019

Data: 02/14/2019

NT GDD – 001/2019

     Technical Note

1. PURPOSE OF THE TECHNICAL NOTE

The purpose of this Technical Note is to subsidize within the scope of the Management Proposal the Extraordinary General Meeting to change the date of transfer of the shareholding control of AMAZONAS DISTRIBUIDORA DE ENERGIA S.A.

2. HISTORY

On July 22, 2016, the shareholders of Eletrobras, by means of the 165th Extraordinary General Meeting, decided, by majority vote, not to extend the concessions of the Eletrobras Distribution Companies. In addition, the shareholders approved, by majority vote, the liquidation of the distributors, allowing the transfer of the share control, as long as it occurred until December 31, 2017, pursuant to §1-A of article 8, of Law 12,783/2013.

On June 12, 2018, through Ordinance no. 246 of the Ministry of Mines and Energy extended the deadline for the temporary designation of service rendered until December 31, 2018.

On December 10, 2018, the Amazonas Distribuidora de Energia auction was held, and Oliveira-Atem Consortium was the winner.

In view of the need for the prior approval of SEST, ANEEL and CADE, as part of the process of transfer of control, the 173rd AGE rectified the date of transfer of shareholding control until March 31, 2019, based on the Ordinance MME No. 502/2018.

On January 28, 2019, SEST was in favor of Amazonas Energia's proposed capital increase in compliance with CPPI Resolution No. 20/2017, as part of the privatization process.

It was expected that CADE would manifest itself within the same time period as SEST, since January 7 was required and, on January 11, 2019 was published a notice on Brazilian Official Gazette ("DOU") to CADE regarding the analysis of the privatization of Amazonas Distribuidora de Energia S.A. ("Amazonas Energia") to the Oliveira Energia Atem Consortium ("Consórcio Oliveira Energia Atem") ("Operation"), which gave rise to Concentration Act 08700.000108/2019-35.

On January 15, 2019, CADE, through Official Letter No. 432/2019, requested information from Amazonas Distribuidora de Energia to instruct the above-mentioned merger proceedings. Having been answered on February 1, 2019.

Data: 02/14/2019

NT GDD – 001/2019

On the same date, January 15, 2019 CADE, through Official Letter No. 164/2016, requested information from ANEEL to instruct the proceeding, and was answered on January 23, 2019 through Official Letter 012/2019.

On January 28, 2019, the company Gopower & Air Locação de Equipamentos Industriais Ltda. ("Gopower") requested his intervention as a third party. This request was granted by the Superintendent-General of Cade ("SG/Cade") on January 29, 2019, starting with Order SG No. 148/2019.

On February 1, 2019, the Eletrobras Legal Counsel held a meeting with CADE with the Deputy Superintendent, Mr. Kennys Menezes Machado and the General Coordinator, Mr. Mario Sergio Rocha Godilho Júnior to discuss the referred lawsuit.

On February 12, 2019, Amazonas Distribuidora de Energia filed a statement in response to the third party's request for intervention, complementing the information it had already provided in the proceeding.

On February 12, 2019 at 11:41 p.m., Gopower filed a petition with additional clarifications to its third-party lawsuit.

3. CADE

The lawsuit in CADE is called a Concentration Act, receiving identification number 08700.000108 /2019-35. This process analyzes the acquisition of control of Amazonas Distribuidora de Energia S.A. to the Oliveira Energia and Atem Consortium.

It was expected that CADE's examination would take place in the same way as the other operations already carried out, including Boa Vista Energia itself, also acquired by said consortium; that is, without any controversy.

Notwithstanding this expectation, the company Gopower & Air Locação de Equipamentos Industriais Ltda. ("Gopower") requested its intervention as a third interested party, being approved by the General Superintendent of Cade.

Gopower succinctly put forward the following potential competitive concerns regarding Operation:

i.

possibility of closing the rental market of electricity generating groups in the state of Amazonas, due to the fact that it is a member of the Consórcio Oliveira Energia Atem, winner of the privatization auction, to operate in this market; and

Data: 02/14/2019

NT GDD – 001/2019

ii.

creation of barriers to access to fuel by the current tanants of groups that generate electricity, because Atem's Distribuidora de Petróleo ("Atem's"), a member of the Oliveira Energia Atem Consortium, is active in the distribution of liquid fuels.

Amazonas Distribuidora de Energia presented additional information with a view to clarifying these points. So in short, it demonstrates that:

i.

The question concerning the market for generating groups and the eventual closure of the rental market is subject to the dictates of Law 12,119/2009 and Decree No. 7246/2010, which will deactivate power generation plants by Independent Power Producers (PIE);

ii.	That these PIE's are hired through an auction process carried out by ANEEL itself, so the problem brought to the process is not relevant;

iii.	ANEEL has a fiscalization and control mechanism capable of overcoming any other concerns regarding the performance of the future controlling shareholders of Amazonas Distribuidora de Energia;

iv.	The operation is incapable of damaging the competition, and that Gopower's motivation may have other purely private interests, it does not affect the competitive issue.

In spite of the matter, there was action of the Eletrobras legal department of Eletrobras, of the Compliance Officer; which placed a provision with a specialized legal office, which offered legal support to CADE, so that the performance of Amazonas Distribuidora de Energia was satisfactorily subsidized to the interests of Eletrobrás.

In the same way, Eletrobras participated with ANEEL so that the regulatory information was answered to CADE in a complementary manner.

Thus, there is an expectation of manifestation favorable to the continuation of the operation, without any additional measures being necessary.

However, in view of the available appeal deadlines, CADE's final manifestation is estimated at March 20, 2019, so there is a 10-day deadline for the change of control.

Data: 02/14/2019

NT GDD – 001/2019

4. JUSTIFICATION

As reported, SEST has already expressed its opinion on the transaction, and CADE and ANEEL are still absent for further corporate actions for the exchange of control.

After the manifestations described above, Amazonas Distribuidora de Energia approves the capitalization in its Executive Board, Board of Directors and manifestation of the Fiscal Council.

Consórcio Oliveira Atem Consortium, after these steps, sends to Eletrobras the request to call a new Amazonas Distribuidora de Energia EGM for the realization of the capitalization in the new controller. The call is made upon approval by Eletrobras Board of Executive Officers, which examines Eletrobras' vote in the Amazonas Distribuidora de Energia AGE.

It is well said that in this act Eletrobras participates as holder of 1 (one) share and representing another 10% of the shares that can be purchased by employees.

Only with the realization of this EGM, Eletrobras signs the agreement for the purchase and sale of the company's shares and the shareholders' agreement.

The time spent on all these operations is short, but there is a risk of not having enough time to complete the operation, even with all the favorable manifestations of the operation.

Thus, it is a measure of caution the possibility of realizing a new EGM of Eletrobras by extending the term of change of control.

Marcos do Nascimento Pereira
General Coordinator of the Distribution Board

ANNEX 02

Technical Information

DDEF 001/2019

Date: 02/13/2019

IT DDEF 001/2019

Technical Information DDEF 001/2019

Title	Situation of economic-financial imbalance of distributing companies in the designation period

Subject	Analysis of insufficiency of resources in the designation period for provision of electric energy distribution service

Authors	Frederico Pinto Eccard – DDEF;
Luciana Pereira de Souza – DDEF;

Company	Eletrobras, Amazonas Distribuidora de Energia (AmE D), Boa Vista Energia, Ceal, Cepisa, Ceron, Eletroacre

Category	Technical Information

Key-words	Amazonas Energia (AmE D), Boa Vista Energia, Ceal, Cepisa, Ceron, Eletroacre, proper compensation, designation

Date: 02/13/2019

IT DDEF 001/2019

Summary
1.	PURPOSE	3
2.	HISTORY	3
3.	PROPER COMPENSATION APPROACH	6
3.1	Calculation of reference RGR (Global Reversion Reserve)	9
3.2	Calculation of EBITDA made by the follow-up methodology – REN ANEEL 748/2016 and PRT MME 388/2016	16
3.3	Calculation of investment made	19
3.4	Calculation of debt service carried out	20
3.5	Comparison of action of earned RGR X required RGR	21
4.	CONCLUSION	22

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IT DDEF 001/2019

1. PURPOSE

The purpose of this Technical Information is to update and complement the scenario of insufficiency of resources in the period of designation presented in IT DDEF 007/2018. In this Technical Information, the period of review was extended from August 2016 to September 2018 for companies Cepisa and Ceron that had their control transferred in October 2018. Thus, the October BMP (Monthly Trial Balance) already reflected the new concessionaire’s operations. For the other companies, the amount was updated to November 2018, as, besides being the date of last available BMP, which is the main database for the calculations made, is also the last BMP fully reflecting the provision of temporary service for companies Eletroacre and Boa Vista that had their controls transferred in December 2018.

This version is presenting only the approach of Earned RGR x Required RGR, taking into account for the calculation of EBITDA only the MME Ordinance 388/2016 and ANEEL Normative Resolution 748/2016, as subsequently amended by ANEEL ReN 834/2018. The option was to calculate only through this approach as it is based on ANEEL standards, and therefore, the one more easily accepted by the Agency for calculation of the economic-financial imbalance of the period of designation for the provision of electric energy distribution services. Additionally, such approach will be subject of request that is being currently made with support from Deloitte, the consultancy retained for such purpose.

2. HISTORY

On July 22, 2016, the Eletrobras shareholders, through their 165th EGM, decided by majority for the non-extension of concessions of Eletrobras distributors, under Decree Number 8461/2015, of ANEEL Order Number 3540/2015, of Provisional Executive Order Number 706/2015 and the Contract Draft disclosed by ANEEL.

Furthermore, the shareholders approved by majority, the liquidation of the distributing companies, enabling the transfer of the shareholding control, as long as it would occur by December 31, 2017, under terms of §1a-A of Article Eight of Act Number 12783/2013, in the event that, until the transfer of the distributor to the new controller, the distributor would receive directly from the Federal Government or by tariff, all the resources and compensation required to operate, maintain and make investments which would be related

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to such distributor’s public services, by maintaining the Distributor’s economic-financial balance with no contribution or provision of resources by Eletrobras on any grounds.

Article Nine of Act Number 12783/2013 set forth that, if there is no extension of the concession period and aiming to assure the continuance of the provision of services, the holder thereof may, after the end of the period, remain liable for the provision until the assumption by the new concessionaire, observing the conditions established by Law.

Considering the Eletrobras shareholders’ decision for the non-extension of its distribution concessions, the Ministry of Mining and Energy issued MME Ordinance Number 388 of July 26, 2017, which defines the terms and conditions for the Provision of the Public Service of Distribution of Electric Energy by a Body or Entity of the Federal Public Administration, under terms of Article Nine, § 1 of Act Number 12783/2013. Such Provision of Service applies to the areas which concession will not have been extended under terms of such Act, of Decree Number 7805/2012 and Decree Number 8461/2015, aiming to assure the continuance of the service.

Within such context, through MME Ordinances 420, 421, 422, 423, 424 and 425 of August 03, 2016, the Eletrobras distributors Amazonas Energia S.A., Companhia de Eletricidade do Acre, Centrais Elétricas de Rondônia S.A. – CERON, Companhia Energética do Piauí –CEPISA, Companhia Energética de Alagoas – CEAL and Boa Vista Energia S.A were designated as Companies Responsible for the Provision of Public Service of Distribution of Electric Energy aiming to assure the continuance of the service in the established areas.

Additionally, through MME Ordinance Number 425, and by means of Order from the Minister of Mining and Energy of August 11, 2016, the concession that was held by Companhia Energética de Roraima – CERR was extinguished, with Boa Vista Energia becoming the temporary provider of the distribution service, as of January 1st, 2017 of the area previously served by CERR.

Accordingly, ANEEL published Normative Resolution Number 748/2016 and Confirmatory Resolution Number 2184/2016. The latter Resolution confirmed the monthly amount to be received by each designated distributor by way of RGR loan called ‘proper compensation’. Such amount was calculated by ANEEL to eliminate the monthly cash shortage of these companies, based on 2015 financial information, since Eletrobras was prohibited by its shareholders’ decision to provide new funds in the distributing companies.

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On November 08, 2017 Resolution Number 20 from the CPPI – Investment Partnership Program Council was published, amended by Resolutions 28 and 29, approving the conditions of transfer of shareholding control of the distributors associated with the grant, with no sufficient time for privatization. Thus, through MME Ordinance Number 468 of December 04, 2017, the period set forth in MME Ordinances 420 to 425 of Provision of Temporary Service, was altered from December 31, 2017 to July 31, 2018, or until the assumption of the new concessionaire.

Thus, the 169th EGM was called to December 28, 2017 and decided for the rectification of the decision by the 165th Special Meeting of July 22, 2016, to extend the period for the signature of the agreement of transfer of the control held by Eletrobras in the distributors, as long as it would occur by July 31, 2018, under penalty of maintenance of the decision by the 165th EGM that determined the closing of the temporary services of distribution, as well as the liquidation of such distributors, which should also occur, if it will not be guaranteed by ANEEL and/or the Granting Authorities that all the required resources to operate, maintain and make investments related to the public services of the respective distributor, will be provided by the tariff, the Federal Government or by the Sector Funds, thus maintaining the economic-financial balance of the Distributors with no provision or contribution of funds by Eletrobras, on any grounds.

After assessment of the modeling presented by BNDES and approved by CPPI Number 20 as amended, the 170th EGM approved the sale of shares of the distributors with assumption by Eletrobras of their debts, as well as the assumption of the distributor’s rights and obligations before the CCC and the CDE, according to conditions and limits set forth in the CPPI Resolutions.

The Invitation to Bid of Auction Number 2/2018 of privatization of the distributors was published on June 15, 2018, with the auction scheduled for July 26. Only the Cepisa auction occurred on that day with Equatorial being the winner and its control transferred on October 17, 2018.

Thus, since there would not be sufficient time for the transfer of control of other distributors, the 171st EGM approved the rectification of the date of transfer of control for December 31, 2018, based on MME Ordinance Number 246/2018, as long as alternatively or cumulatively: (i) the Granting Authorities will assure that all the funds required to operate, maintain and make investments related to the public services of such distributor

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are provided by tariff, by the Federal Government or the Sector Funds, thus maintaining the financial-economic balance of the service provision, considering the entire period of designation since August 5, 2016, with no provision or contribution of funds by Eletrobras on any grounds.

The auctions of Boa Vista, Eletroacre and Ceron occurred on August 30, 2018, being successful in the sale of all three companies, with the Roraima distributor being purchased by the Oliveira-Atem Consortium and the other two distributors being purchased by the Energisa Group. Their shareholdings were transferred respectively on 12/10/2018, 12/06/2018 and 10/30/2018.

The auctions of Amazonas and Ceal occurred respectively on 12/10/2018 and 12/28/2018, with the Oliveira-Atem Consortium and Equatorial Group being the winners. As the transfer of control occurs within three months after the auction it was necessary that the 173rd EGM would alter the date of transfer of control to March 31, 2019, based on MME Ordinance Number 502/2018. The transfer of Ceal control is expected for the end of February, and as to Amazonas, since the transfer has not yet been approved by CADE, the expectation is that it would be transferred to the Oliveira-Atem Consortium by end of March, 2019.

3. PROPER COMPENSATION APPROACH

As mentioned before, Act Number 12783/2013, in its Article Nine, provides that if there is no extension of the concession period, it should be explored by means of a body or entity of the Federal Public Administration, until the bidding process is completed. For that, aiming to assure the continuance of the service, the Designated Distributor may:

a) Receive financial resources to assure the continuance and proper provision of the public service of electric energy;

b) Apply the validated results of tariff and rate reviews and adjustments;

c) Contract and receive resources from the CCC, CDE, RGR, under terms defined by ANEEL, provided that:

  The obligations assumed by the body or entity in the temporary provision of the service shall be assumed by the new concessionaire under terms of the Bidding Call; and

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  The Granting Authorities may define proper compensation to the body or entity pursuant to the activities carried out in the period of temporary provision of the public service of electric energy.

The Proper Compensation was defined in MME Ordinance Number 388/2016 as “the one required to assure the continuance and proper provision of the Public Service of Distribution of Electric Energy”, defined by the following condition:

Operating Cash Generation – Replacement Investments – Debt Interest ≥ 0;

Where: Operating Cash Generation: Earnings before Interest, Taxes, Depreciation and Amortization – EBITDA adjusted by non-recurrent events;

Replacement Investments: Regulatory Reintegration Quota - QRR; and

Debt Interest: Net Debt x (1.11 x SELIC).

Such Proper Compensation shall be passed on to the distributors as loans including from the Global Reversion Reserve Fund (RGR), according to Paragraph Two of Article 11 of this Ordinance:

“§ 2 – If the revenues addressed in Article Nine are insufficient to assure the proper compensation, the RESPONSIBLE PARTY may receive financial resources under terms defined by ANEEL, to assure the continuance and the proper provision of the Public Service of Distribution of Electric Energy, including those from loans of the RGR – Global Reversion Reserve, according to Article Nine, §§ 3 and 4 of Act Number 12783 of 2013”.

Such loans, according to Paragraph Three of the same Ordinance shall only be limited to the availability of RGR funds.

ANEEL, in turn, became responsible for the definition of the parameters for calculation of the Proper Compensation which was established by means of ANEEL Normative Resolution Number 748 of November 29, 2016, in Article Six:

“Article 6 – The RGR Fund Manager is hereby authorized to grant loans to Designated Distributors, required to assure the Proper Compensation provided for in Article Eleven of Ordinance Number 388/2016-MME, aiming to create conditions

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for the continuance and proper provision of the service, observing the provision in Article Seven below.

§ 3 – The Reference Proper Compensation, monthly, estimated considering the operating cash generation, deducted from the investments in replacement and the net debt interest, shall be validated by means of ANEEL specific act, and the SFF – Economic and Financial Supervision Superintendence being hereby authorized to confirm and validate the amounts related to legal entities under the State direct or indirect control.

§ 4 – Each quarter, from the result of the 2016 fourth quarter, the monthly amount of the Proper Compensation Realized, calculated according to parameters defined in Annex I hereto, shall be validated and confirmed by means of Order from the SFF – Economic and Financial Supervision Superintendence.

§ 5 – The monthly release is limited to the lowest value between the availability of RGR resources, the Reference Proper Compensation, monthly, and the latest amount validated of the Proper Compensation Realized, monthly.”

Thus, we observe that the only limiter placed in MME Ordinance Number 388/2016 is the availability of the RGR funds. However, ANEEL Normative Resolution Number 748/2016, in its Chapter II, Article Six and Paragraph Five, limits the monthly release to the lowest value between the availability of RGR funds, the Reference Proper Compensation and the last validated value of the Realized Proper Compensation. Besides, such Normative Resolution does not provide for updating of the Reference Proper Compensation, not even for its currency indexation.

In view of such facts, we observe a degradation of the financial economic condition of the designated distributors for the provision of service. Then, an analysis of the Proper Compensation is necessary, since it should assure the continuance and proper provision of the Public Service of Distribution of Electric Energy.

For that, we started with the ANEEL methodology for calculation of the RGR EBITDA of ANEEL quarterly follow-up, appearing in Annex I to ReN Number 748/2016 and subsequently amended by ReN Number 834/2018, which removed from the calculation of EBITDA the effects of recording the regulatory assets corresponding to the RGR received

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by the distributors in the designation period. It should be mentioned that the components of investments made and the debt service of the Eletrobras designated distributors were not determined by the methodology of ANEEL ReN 748/2016, but rather by the actual realization thereof with certain adjustments that shall be detailed later on.

3.1 CALCULATION OF REFERENCE RGR

The calculation of the reference RGR used the equation set forth in MME Ordinance Number 388/2016, where the proper compensation is the one sufficient so that the EBITDA less the replacement investment and the debt interest are balanced, that is, higher than or equal to zero.

For the calculation of the reference EBITDA, the methodology was presented through ANEEL Technical Note Number 415/2016. There, the reference EBITDA is calculated as the sum between the expected Value of Portion B (VPB) and the Adjusted Cash PMSO.

For the calculation of the expected VPB, we start from the regulatory VPB (Revenue less costs and sector charges – VPA) defined in IRT 2015 and adjust losses realized in generation and distribution. ANEEL justifies such adjustment in the VPB for purposes of calculation of EBITDA due to a unusual behavior facing the values presented in previous years (drop of 67% between 2015 and 2014), even more quando compared to other national distributors (rise of 3% for the same period).

The main reasons found by ANEEL for such reduction in VPB were the adjusting entries –adjustment accounting (exposure and over-contracting) of the short-term energy at CCEE, divergences between the Financial Components validated by ANEEL and those estimated by the distributors and divergences in the determination of the CCC Account. Thus the Regulatory VPB was adjusted by estimates related to disallowances with the expenditures of thermal-electric plants and losses of energy in the distribution network, as follows:

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VPB expected for the Reference RGR EBITDA

							R$ million
	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total
Regulatory VPB - IRT 2015	381	71	374	406	307	143	1,683
Losses in generation	(134)	(2)	-	-	(6)	(3)	(146)
Losses in distribution	(452)	-	(58)	(85)	(144)	(12)	(750)
Expected VPB (1)	(205)	68	316	321	158	128	787

In relation to the adjusted PMSO Cash ANEEL started with the PMSO Cash defined in Annex II of the same Technical Note according to the table below:

ANNEX II – DEFINITION OF CALCULATION OF REALIZED PMSO FOR COMPARISON WITH ADJUSTED PMSO

BMP Code (debit accounts with positive sign and credit accounts with negative sign)	Description (considering numbers in absolute)
(+) 61X5.X.05-19	(=) PMSO Expenses
(-) 61X5.X.05.04	(-) Post-Employment Benefit – Private Pension – Actuarial Deficit or Surplus if debit balance; (+) if credit balance
(-) 61X5.X.05.05	(-) Voluntary Resignation Program - PDV, if the balance is debit balance; (+) if credit balance
(-) 61X5.X.05.09	(-) Other Post-Employment Benefits – Actuarial Deficit or Surplus, if debit balance; (+) if credit balance
(-) 61X5.X.12.01, if credit balance	(+) Provision for Doubtful Debtors, if balance is credit balance
(-) 61X5.X.12.02, if credit balance	(+) Provision for Labor Claims, if credit balance
(-) 61X5.X.12.03, if credit balance	(+) Provision for Civil Claims, if credit balance
(-) 61X5.X.12.04, if credit balance	(+) Provision for Tax Claims, if credit balance
(-) 61X5.X.12.05, if credit balance	(+) Provision for Environmental Claims, if credit balance
(-) 61X5.X.12.06, if credit balance	(+) Provision for Regulatory Claims, if credit balance
(-) 61X5.X.12.07	(+) Provision for Reduction to Recoverable Value (subtraction of Net Reversal)
(-) 61X5.X.12.99, if credit balance	(+) Provision – Others, if balance is credit balance
(-) 61X5.X.15, of what exceeds 1% of Gross Revenue deducted from Taxes on Revenue	(+) Recovery of Expenses, of what exceeds 1% of Gross Revenue deducted from Taxes on Revenue

Source: NT 415/2016 Aneel

After such calculation, adjustments were made of the values considered as outliers in the PMSO. The value that compounded the EBITDA is stated below:

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Expenses of adjusted PMSO for the Reference RGR EBITDA

R$ million
	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total
PMSO Cash 2015	1,368	249	397	508	312	186	3,020
Adjustments	(503)	(71)	(12)	(49)	-	(29)	(664)
Lease expenses	(258)						(258)
Rec. of Expenses	37						37
Contractual and regulatory penalties	(294)						(294)
Losses of disposal	12						12
Excess of provisions		(71)	(12)				(83)
Expenses – Others – Others				(49)		(29)	(78)
Adjusted PMSO	865	178	385	459	312	157	2,355

Source: NT 415/2016 Aneel

Thus, the value of the Reference EBITDA is presented below:

Reference RGR EBITDA

R$ million
	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total
Regulatory VPB - IRT 2015	381	71	374	406	307	143	1,683
Losses in generation	(134)	(2)	-	-	(6)	(3)	(146)
Losses in distribution	(452)	-	(58)	(85)	(144)	(12)	(750)
Expected VPB (1)	(205)	68	316	321	158	128	787

PMSO Cash 2015	(1,368)	(249)	(397)	(508)	(312)	(186)	(3,020)
Adjustments	503	71	12	49	-	29	664
Adjusted PMSO (2)	(865)	(178)	(385)	(459)	(312)	(157)	(2.355)
Adjusted EBITDA (1) + (2)	(1,069)	(110)	(69)	(138)	(154)	(29)	(1,568)

Source: NT 415/2016 Aneel

The calculation of investments of replacement and the interest of the reference debt used the methodology found in Annex I of ReN 748/2016, as follows:

“Replacement Investment: Regulatory Reintegration Quota – QRR or REgulatory Depreciation Expense – it shall be the value defined in the latest Periodic Tariff Revision – RTP without the subtraction of the credit amortization of Special Obligations. Intervals between revisions shall have alteration according to the percentage variation between the VPB1 DRP Year 1 and VPB1 DRP Year 0”.

The reference replacement investment started from the Regulatory Compensation Quota of the latest Tariff Revision in 2013, as follows:

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Calculation of QRR for the Reference RGR

R$ million
Replacement Investment	Annual QRR + Amortization of Special Obligations	RTP Date	VPB RTP	Last IRT Date	VPB IRT 2015	Variation	QRR + Amortization of SO for reference
Amazonas	37.2	09/30/13	376.2	11/01/15	381.4	1%	37.8
Boa Vista	8.4	10/31/13	55.5	11/01/15	70.7	27%	10.7
Ceal	60.3	07/31/13	307.5	08/28/15	374.1	22%	73.4
Cepisa	49.9	07/31/13	341.1	08/28/15	405.8	19%	59.3
Ceron	42.1	10/31/13	262.3	11/30/15	307.3	17%	49.3
Eletroacre	22.3	10/31/13	122.3	11/30/15	142.9	17%	26.1
Total	220.3		1,464.8		1,682.2		256.6

At last, for the debt interest, the SELIC Rate of 14.00% was considered in addition to the spread of 111%, according to MME Ordinance Number 388/2016. The net debt was calculated according to the protocol in Annex I of ReN 748/2016, on the base-date of June 30, 2016. That is, the debts of fuels with Petrobras/BR Distribuidora and Cigás were out of this account.

Debt Interest: Net Debt x (1.11 x SELIC)

Net Debt: Gross Debt deducted of Financial Assets, Excluded Assets and Liabilities related to Thermal Generation

Gross Debt: Sum of Liabilities formed by:

BMP Code	Description
(-) 2X02	Loans, Financings and Debentures
(-) 2X04.1	Actuarial Liabilities – Private Pension
(-) 2X04.2	Actuarial Liabilities – Other Post-Employment Benefits
(-) 2X05.8	Payment of Taxes in Installments
(-)2X16	Financial Derivative Instruments
(-)2105 (partial)	Taxes in Default
(-)2X01 (partial)	Sector Costs in Delay and Renegotiated
(-) 2X08 (partial)	Sector Charges in Delay and Renegotiated
(-) 2X11	Sector Financial Liabilities
(-)2101.2 (partial)	Supply of Electric Energy for Resale – Short-Term with no tariff coverage
(-)2101.4 (partial)	Purchase of Electric Energy for Resale – Short-Term with no tariff coverage

Financial Assets: Sum of Assets formed by:

BMP Code	Description
1101	Cash and Equivalents
1X08	Temporary Investments
1X16	Financial Derivative Instruments
1X11	Sector Financial Assets
1119.1.09	CDE Fund Reimbursements
1X19.3	Post-Employment Benefits

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Once the three components are calculated (EBITDA, Replacement Investment and Debt Interest) we have the reference value for the proper compensation which will be the monthly value of 1/12 of the total volume of R$ million annual as follows:

Reference RGR

R$ million
	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total

Adjusted EBITDA (1)	(1,069)	(110)	(69)	(138)	(154)	(29)	(1,569)

QRR (2)	38	11	73	59	49	26	257

Debt Interest (3)	297	19	188	273	83	52	912

Reference Annual Compensation (4) = (1) - (2) - (3)	(1,404)	(140)	(330)	(470)	(286)	(107)	(2,738)

Reference Monthly Compensation (5) = (4)/12	117	12	28	39	24	9	228

The Reference RGR was officially validated in Confirmatory Resolution Number 2184 of November 29, 2016 as subsequently amended by Confirmatory Resolution Number 2199 of January 17, 2017.

Confirmed Values of Reference RGR – ReH n° 2199/2017

Company	Confirmatory Resolution 2199/17 (R$)
	Before IRT	After IRT
Amazonas	117,019,785.76	68,188,825.30
Boa Vista	11,573,801.40	11,385,980.62
Ceal	27,611,419.88
Cepisa	39,326,152.48
Ceron	23,985,177.22
Eletroacre	8,948,741.12

Additionally, the value of the Reference RGR was reduced, as the MME Ordinance Number 346 of September 1st, 2017, amended MME Ordinance Number 388 of July 26, 2016, determining that:

§ 23. In the 2017 tariff process, ANEEL shall facilitate, in a provisional manner, the regulatory parameters referring to operating costs and non-technical losses, aiming to enable the economic balance of the concession to be auctioned under terms of Article Eight of Act Number 12783 of 2013.

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Thus, the Confirmatory Resolution Number 2349 of November 28, 2017, amends Confirmatory Resolution Number 2199/2017, and goes into force with a reduction of the monthly values of the Reference Proper Compensation, in the amount of 1/12ths of the more flexible values of operating costs and non-technical losses, 30 days after the date of the 2017 tariff process, for adjustment of the Designated Companies’ cash flow. The monthly reduction values of the RGR are shown in the table below:

Monthly Reduction of the Reference Proper Compensation (R$)

Company	Monthly Reduction of the Reference Monthly Compensation (R$)
Amazonas	23,813,480.71
Boa Vista	2,696,391.18
Ceal	8,810,041.61
Cepisa	9,266,547.23
Ceron	8,483,216.47
Eletroacre	3,606,951.57

Source: ANEEL ReH Number 2349 of 11/28/2017

Thus, we can highlight three periods for the calculation of the EBITDA of the reference proper compensation:

1. The first before the tariff adjustment of Amazonas and Roraima, comprising the period from September to December 2016.

2. The second after such adjustments and before the tariff flexibilization which, for Ceal and Cepisa, comprises the period until September 2017, and for other distributors, the entire year of 2017.

3. Finally, the third period comprising the period after the tariff flexibilization which starts one month after the adjustments of the companies Ceal and Cepisa from the last quarter of 2017 and for the others, from the first quarter of 2018.

Accordingly, the limit values of the three periods adopted by ANEEL are described in the table below:

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Monthly Limits of Proper Compensation (RGR) defined by ANEEL

	R$ million
	Reference EBITDA pre-adjustment 2016 AmE and RR (A)	Reference EBITDA post-adjustment 2016 AmE and RR (B)	Monthly Values Reference EBITDA Post adjustment 2017 flexibilization (C)	Reference QRR (D)	Reference Debt Service (E)
Companies
ED Amazonas	(89.2)	(40.3)	(16.5)	3.1	24.7
ED Roraima	(9.1)	(8.9)	(6.2)	0.9	1.6
ED Alagoas	(5.8)	(5.8)	3.0	6.1	15.7
ED Piauí	(11.6)	(11.6)	(2.3)	4.9	22.8
ED Rondônia	(12.9)	(12.9)	(4.4)	4.1	7.0
ED Acre	(2.5)	(2.5)	1.1	2.2	4.3
Total	(131.1)	(82.1)	(25.4)	21.4	76.0

Companies	Pre-adjustment RGR Limit 2016 AmE and RR (F) = (A) - (D) - (E)	Post-adjustment RGR Limit 2016 AmE and RR (G) = (B) - (D) - (E)	Post-adjustment RGR limit 2017 Flexibilization (H) = (C) - (D) - (E)
ED Amazonas	(117.0)	(68.2)	(44.4)
ED Roraima	(11.6)	(11.4)	(8.7)
ED Alagoas	(27.6)	(27.6)	(18.8)
ED Piauí	(39.3)	(39.3)	(30.1)
ED Rondônia	(24.0)	(24.0)	(15.5)
ED Acre	(8.9)	(8.9)	(5.3)
Total	(228.5)	(179.4)	(122.8)

(F) and (G) – Values validated by Aneel ReH 2199 of 01/17/2017

(H) – Reduction values validated in Aneel ReH 2349 of 11/28/2017

Globally for the period under review, August/16 to November/18, we found the figures below as reference compensation:

Consolidated Reference RGR - Aug/16 to Nov/18(*)

R$ million
Aug/16 to Nov/18	Reference EBITDA (A)	Reference QRR (B)	'Reference Debt Service (C)	Reference RGR (D) = (A) - (B) - (C)
ED Amazonas	(1,062.5)	88.1	692.1	(1,842.7)
ED Roraima	(220.7)	25.0	44.2	(289.9)
ED Alagoas	(38.8)	171.2	439.9	(649.9)
ED Piauí (*)	(190.3)	128.6	592.4	(911.3)
ED Rondônia (*)	(259.0)	106.9	181.4	(547.3)
ED Acre	(30.9)	60.9	119.1	(210.9)
Total	(1,802.2)	580.6	2,069.0	(4,451.9)

(*) Values up to Sep/18 due to the transfer of control

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It is worth mentioning that, the calculation of the Boa Vista’s reference RGR in the exposed methodology considered only the BMP of the capital; thus, the operation in the interior is not included in the limit RGR of ED Roraima and therefore, it is not in the comparative analysis of Item 3.2 below. The amounts paid for the interior were subsequently defined through ReH 2..282 of July 31, 2017, and was afterwards amended by ReH 2341 of November 07, 2017.

3.2 CALCULATION OF EBITDA BY THE FOLLOW-UP METHODOLOGY -ANEEL REN 748/2016 AND PRT MME 388/2016

By this methodology, EBITDA was calculated according to Annex I of ReN 748/2016, using the Standardized Monthly Trial Balance (BMP), described below. However, in addition to such calculation, the EBITDA values were adjusted by non-recurrent events, as exposed in Article 11 of MME Ordinance Number 388/2016. It is worth mentioning that ReN 748/2016 does not mention the exclusion of such events, which actually ANEEL has not been doing.

ANNEX I – REALIZED PROPER COMPENSATION

The Proper Compensation in force during the period of provision of public service of electric energy was determined by MME Ordinance Number 388/2016, according to the following condition:

Operating Cash Generation – Replacement Investments – Debt Interest — ≥ 0; which definitions by ANEEL will be:

Operating Cash Generation – Earnings before Interest (Financial Result), Taxes (Income Tax), Depreciation and Amortization — EBlTDA. EBITDA expresses the gross operating generation of cash or the amount of monetary resources generated by the concessionaire end activity. For purposes of calculation of Proper Compensation, EBITDA shall be calculated by the sum of:

BMP Code (debit accounts with positive sign and credit accounts with negative sign)	Description (considering numbers in absolute)
(-)61	(=) Results of Activities
(+) 61X5 .X.17	(+) Depreciation
(+) 61X5.X.18	(+ ) Amortization
(+) 61X5.X.05.04	(+) Post-Employment Benefit – Private Pension – Actuarial Deficit or Surplus, if debit balance, (-) if credit balance
(+) 61X5 .X 05.05	(+) Voluntary Resignation Program - PDV, if debit balance; (-) if credit balance
(+) 61X5 .X 05.09	(+) Other Post-Employment Benefits – Actuarial Deficit or Surplus, if debit balance; (-) if credit balance
(+) 61X5.X.12.01, if credit balance	(-) Provision for Doubtful Debtors, if credit balance
(+) 61X5.X.12.02, if credit balance	(-) Provision for Labor Claims, if credit balance
(+) 61X5.X.12.03, if credit balance	(-) Provision for Civil Claims, if credit balance
0) 61X5 .X.12.04, if credit balance	(-) Provision for Tax Claims, if credit balance

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IT DDEF 001/2019

(+) 61X5 .X.12.05, if credit balance	(-) Provision for Environmental Claims, if credit balance
(+) 61X5 .X.12.06, if credit balance	(-) Provision for Regulatory Claims, if credit balance
(+) 61X5.X.12.07	(+) Provision for Reduction to Recoverable Value (subtraction of net reversal)
(+) 61X5.X.12.99, if credit balance	(-) Provision – Others, if credit balance
(+) 61X5 .X.151, of what exceeds 1% of Gross Revenue deducted of Taxes on Revenue	(-) Recovery of Expenses, of what exceeds 1% of Gross Revenue deducted of Taxes on Revenue

The accumulated EBITDA realized for the period under review is exposed on the first line of the table below. Next, the non-recurrent entries that were not treated by the ANEEL methodology are excluded and finally we reach the adjusted EBITDA.

Realized EBITDA x Adjusted EBITDA – Aug/16 to Nov/18(*)

R$ million
Realized EBITDA x Adjusted EBITDA (Aug/2016 to Nov/2018)
Items	ED Amazonas	ED Roraima	ED Alagoas ED Piauí(*)		ED Rondônia(*)	ED Acre	Total
Realized EBITDA	(6,590.0)	25.2	(76.6)	130.3	(1,410.7)	20.6	(7,901.2)
Adjustments	167.4	(375.8)	(347.6)	(989.1)	347.6	(181.9)	(1,379.6)
Provision	2,475.2	29.3	385.2	-	890.7	-	3,780.4
Contracts for consideration	812.7	-	-	-	-	-	812.7
CCC	787.2	29.3	-	-	329.9	-	1,146.4
Negative Equity in controlled companies	402.5	-	-	-	-	-	402.5
Impairment	63.6	-	40.3	-	-	-	103.9
Bresser/PIE/ICMS	409.2	-	344.9	-	560.8	-	1,314.9
Deferral Tariff Flexibilization	(150.0)	(55.8)	(113.6)	(123.3)	-	-	(442.7)
CVA registration of RGR Regulatory Assets	(1,759.8)	(349.4)	(619.2)	(865.8)	(543.2)	(181.9)	(4,319.3)
Overcontracting of Energy	(398.0)	-	-	-	-	-	(398,0)
Adjusted EBITDA	(6,422.6)	(350.6)	(424.2)	(858.8)	(1,063.2)	(161.3)	(9,280.7)
(*) Values up to Sep/18, due to transfer of control

The reasons why such adjustments were classified as non-recurrent are explained below:

- Onerous contract / Impairment – The methodology of ANEEL ReN 748/2016 already removes impairment and its reversal. However, it was identified that some distributors did not do the entry in the impairment account, but rather in the account “Other provisions”. Thus, the adjustment was made for the correct application of the ANEEL methodology. The difference between a contract for consideration and impairment is that in the latter the write-off is made only up to the total of intangible tested/registered. Above such value, impairment is recorded as contract for consideration.

- Provision of the Right to Reimbursement CCC – We identified the amount of provision of assets of right to reimbursement in the BMP with exclusion of the part

Date: 02/13/2019

IT DDEF 001/2019

referring only to an accounting transaction, and being seen as a “PCLD” of such assets. The provision of the current CCC was considered in the calculation.

- Negative Equity of Controlled Companies – Corresponds to the value of negative equity of AmE GT which is affecting the result of Amazonas Energia (distributor). Additionally, the company should be unbundled and AmE GT sold.

- Bresser Plan Provision – Non-recurrent effect, event of the past that influenced the designation period, given the deal made in March 2018 (recorded in December/17 –subsequent event). Only the amount of the final judgment was removed from the result.

- PIE Provision – Since under the ANEEL methodology the provision reversals do not form the EBITDA, the provision referring to PIEs recorded in 2016 in the same amount of reversal occurred in 2017 was removed, so that such 2016 provision would not affect the EBITDA of the entire period analyzed.

- Deferral of Tariff Flexibilization – Non-recurrent event corresponding to the value of the tariff flexibilization in the companies Ceal, Cepisa, Amazonas and Boa Vista which was deferred in the tariff adjustment, and therefore originated a CVA revenue positively affecting EBITDA.

- CVA referring to RGR Loan – Removal of recorded CVA arising out of accounting of regulatory assets in the same amount of RGR loan as of June/ 18. Such amount is already being removed by ANEEL due to ReN 834/2018. However, this Resolution also removes the PIS-COFINS arising out of such entry, which was not done here, as we understand that this amount is payable and therefore, causes economic-financial imbalance.

- Recognition of Overcontracting – Non-recurrent event due to the recognition by ANEEL of the right to neutrality of overcontracting of energy of the period following the interconnection. The company has a period of adaptation so that it can dispose of the contracts of the isolated system without being penalized for overcontracting.

Finally, in relation to the reference EBITDA established by ANEEL, the consolidated complementary need of the companies would be about R$ 7,5 billion, as exposed in the table below:

Date: 02/13/2019

IT DDEF 001/2019

Reference EBITDA x Adjusted EBITDA Realized – Aug/16 to Nov/18(*)

			R$ million
Aug/2016 to Nov/2018	Reference EBITDA (A)	Realized EBITDA (B)	Difference (B)- (A)
ED Amazonas	(1,062.5)	(6,422.6)	(5,360.1)
ED Roraima	(220.7)	(350.6)	(129.9)
ED Alagoas	(38.8)	(424.2)	(385.4)
ED Piauí (*)	(190.3)	(858.8)	(668.5)
ED Rondônia (*)	(259.0)	(1,063.2)	(804.2)
ED Acre	(30.9)	(161.3)	(130.4)
Total	(1,802.2)	(9,280.7)	(7,478.5)
(*) Values up to Sep/18, due to transfer of control

All the companies had insufficiency in compensation to face their economic-financial imbalances.

3.3 CALCULATION OF INVESTMENT MADE

The calculation of investment made considered the entire investment made by the distributors, deducting the resources from the CDE for the “Light for All” Program (Luz para Todos), since this is a sector charge to face this investment. It is worth mentioning that, during the designation period, the investments were authorized and discussed with the MME. Also, such investments consider those destined to the reduction of losses and improvement of the service quality and also include the expansion of the network in cases of risk of collapse of the electric system and need to attend to the natural increase.

In view of the exposed reasons, we chose to compare the reference QRR with the total of investments and not only those of replacement, which would be sufficient only for a short period of time. However, the two types of investments are shown in the table below.

Reference QRR x Investment made – Aug/16 to Nov/18(*)

				R$ million
Aug/2016 to Nov/2018	Reference QRR (A)	Investment made with Own Resources	Replacement Investment made (C)	Difference (A) - (B)
ED Amazonas	88.1	419.1	135.7	(331.0)
ED Roraima	25.0	50.8	14.5	(25.8)
ED Alagoas	171.2	291.5	106.2	(120.3)
ED Piauí (*)	128.6	288.7	114.8	(160.2)
ED Rondônia (*)	106.9	295.5	96.0	(188.6)
ED Acre	60.9	89.2	31.2	(28.2)
Total	580.6	1,434.8	498.3	(854.1)
(*) Values up to Sep/18, due to transfer of control

Date: 02/13/2019

IT DDEF 001/2019

Together, all the companies presented insufficiency of compensation of R$ 854,1 million, to face their required investments, with Eletroacre and Boa Vista being more balanced. Also, it is worth mentioning that the reference QRR was defined through the 2013 tariff revision Compensation Base, being quite behind in relation to the companies’ needs.

3.4 CALCULATION OF THE DEBT SERVICE REALIZED

The calculation of the realized debt service considered the amount actually paid by the distributors of the RGR loans and the RO referring to the Program Energia+. Besides these values, the financial charges of the RO loans were added, since the Eletrobras Board suspended its receipts in order to relieve the distributors’ cash. This way, if there were no postponing of the receipts of these loans by the holding company, the distributors’ economic-financial situation would be even more imbalanced. For this reason, the variation of the amount of RO loans and financings of November 2018 in relation to the position of August 2016 was included in the realized debt service, stated in the table below:

Reference Debt Service x Realized– Aug/16 to Nov/18(*)

			R$ million
Aug/2016 to	Reference Debt	Realized Debt Service	Difference (A) -
Nov/ 2018	Service (A)	(B)	(B)
ED Amazonas	692.1	608.5	83.6
ED Roraima	44.2	34.3	9.9
ED Alagoas	439.9	457.4	(17.6)
ED Piauí (*)	592.4	396.1	196.3
ED Rondônia (*)	181.4	244.5	(63.1)
ED Acre	119.1	93.8	25.2
Total	2,069.0	1,834.6	234.4
(*) Values up to September/18, due to transfer of control

In relation to the debt service, the reference consolidated was higher by R$ 234,4 million, with highlight to Piauí. It should be mentioned that the methodology applied by ANEEL does not consider the debt service of liabilities with Petrobras/BR Distribuidora and Cigás for the calculation of the reference RGR and for the quarterly follow-up of need of resources; such RGR component is practically limited to the value of the Loans and Financings account where the RO debts with Eletrobras are placed, as well as the RGR debts made prior to the beginning of provision of service, in addition to sector debts. Thus, the calculation of the debt service used ANEEL’s same premise of excluding the debts with fuel suppliers from the calculation of need of resources.

Date: 02/13/2019

IT DDEF 001/2019

3.5 COMPARISON OF RECEIVED RGR X REQUIRED RGR

After comparisons of the realized amount by components of the equation of the reference proper compensation, it is necessary compare with what was actually received by the designated companies in that period. There is this difference between the reference and the received by the distributors, because the first considers the upper limits of the ANEEL reference RGR, regardless of the results reached by the distributors; now the second is what is actually received by the designated companies in the period, that is, takes into account the quarterly results performed by them.

In this sense, Alagoas and Piauí had EBITDA higher than the reference in the determination of the third quarter of 2017, quite influenced by a non-recurrent factor, that is, the deferral of the tariff flexibilization that leads to a posting of a CVA revenue, making the EBITDA of these distributors positive in this quarter. Acre also had positive EBITDA in the accumulated up to September 2017, receiving no RGR in the period from Dec/17 to March/18. As to Boa Vista, it should be mentioned that in the reference we do not consider the operation of the interior, and in the received and required RGR the provision of services in the entire State is considered. Approximately R$ 88 million of RGR were received for the operation of the interior.

The Reference, Received and Required Values of RGR are stated in the table below:

Received RGR x Required RGR – Aug/16 to Nov/18(*)

				R$ million
Aug/2016 to Nov/2018	Reference RGR (A)	Received RGR (B)	Required RGR (Methodology Required Res RGR 388/2016) (C)	Difference (C)- (B)
ED Amazonas	(1,842.7)	1,759.8	(7,450.2)	(5,690.4)
ED Roraima	(289.9)	34.,4	(435.6)	(86.3)
ED Alagoas (**)	(649.9)	505.6	(1,173.2)	(667.6)
ED Piauí (*) (**)	(911.3)	804.5	(1,543.7)	(739.2)
ED Rondônia (*)	(547.3)	543.2	(1,603.1)	(1,059.9)
ED Acre	(210.9)	181.9	(344.3)	(162.4)
Total	(4,451.9)	4,144.4	(12,550.1)	(8,405.7)
(*) Values up to Sep/18 due to the transfer of control
(**) Removed the values received from RGR referring to tariff deferral, R$ 113 million Ceal and R$ 61,3 million Cepisa

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IT DDEF 001/2019

For the amount of received RGR, the values received of RGR referring to the anticipation of tariff deferral of Ceal and Cepisa were removed, respectively, R$ 113 million and R$ 61,3 million. Such adjustment was necessary since when calculating the required RGR these effects were added in the EBITDA adjustments as they are considered non-recurrent effects which affected the result.

In general, in the period, using the approach of Proper Compensation, defined as the complement to the receipt of resources by tariff and sector charges, in order to maintain the economic-financial balance of the designated companies, they would need to receive R$ 8,4 billion more of RGR so that the designation period would be neutral, when the EBITDA is calculated by the ANEEL quarterly follow-up methodology (Resolution 748/2016).

4. CONCLUSION

Summing up, the designation period that should be neutral for Eletrobras distributors, as they are providing services in the name of the Granting Authorities, based on MME Ordinance Number 388/2016 and Act 12783/2013, is bringing billionaire losses to the companies themselves and to Eletrobras. Until September /2018 for Cepisa and Ceron and November/ 2018, for the other distributors, the estimated loss is approximately R$ 8,4 billion, already reduced from the R$ 4,1 billion received from RGR in that designation period.

As it has already been discussed preliminarily with ANEEL, after the sale of distributors, Eletrobras shall render accounts of the entire designation period, by evidencing the imbalances and the non-neutrality of the service provision and causing the Granting Authorities to comply with the provision in Article Ten of Act Number 12783/2013 and settling the accounts of losses accumulated during that period.

During the designation months of Aug/16 to June/17, the economic-financial imbalance had an adverse impact on the distributors’ Balance Sheet, and consequently, on the calculation of the net debt on the base-date of the valuation of these companies, which forced Eletrobras to assume debts in the approximate value of additional R$ 3,5 billion that would not be necessary if the designation period were totally neutral for the companies that provided service of energy distribution on request by the Granting Authorities. Thus, said value should be reimbursed to Eletrobras, falling upon the company

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IT DDEF 001/2019

management the decision to request the reimbursement of imbalance of the period subsequent to June 31, 2017. The table below shows the economic-financial imbalance according to the methodology of ANEEL ReN 748 segmented in the periods up to the valuation and post-valuation.

Economic-financial Imbalance of the Designation segmented in the periods up to and after the updating of the Valuation

ReN 748/2016			R$ million
Companies	Aug/2016 to June/2017	July/2017 to Nov/2018	Aug/2016 to Nov/2018
ED Amazonas	2,599.0	3,091.4	5,690.4
ED Roraima	(5.0)	91.3	86.3
ED Alagoas	208.2	459.4	667.6
ED Piauí (*)	83.9	655.2	739.2
ED Rondônia (*)	547.6	512.3	1,059.9
ED Acre	49.8	112.6	162.4
Total	3,483.4	4,922.3	8,405.7
(*) Values up to Sep/18, due to transfer of control

At last, we should emphasize that the numbers and the methodology presented for the calculation of neutrality of the period of provision of services are still preliminary, requiring deeper analysis and discussions with ANEEL to whom Eletrobras and its distributors should render the accounts of the designation period. Today, it is believed that the methodology to be used will be ANEEL’s own through ReN 748/2016 amended by ReN 834/2018 without imposing limits to the monthly RGR. This work is being finalized with the consultancy retained for the companies that have already had their controls transferred.

____________________________ Frederico Pinto Eccard - DDEF	_______________________________ Luciana Pereira de Souza - DDEF

ANNEX 03

Technical Note

DFF 007/2019

Eletrobras

TECHNICAL NOTE

DFF Nº 007/2019

SUBJECT: Impact of the extension of the term for exchange of control/liquidation of Amazonas D in the agreements entered into with Petrobras/BR Distribuidora and its guarantees.

Rio de Janeiro,
02/14/2019

Technical Information DFF nº 007/2019

1. OBJECTIVE

The purpose of this Technical Information is to discuss the possible impacts of a new extension to the term for the change of the shareholding control\liquidation of Amazonas Energia on the agreements entered into between this company and Petrobras\BR which are guaranteed by Eletrobras.

2. HISTORY

Considering that most part of the debt to be assumed was with Petrobras, Eletrobras, the distributors and Petrobras/BR negotiated Instruments that would enable the implementation of the conditions defined by the resolutions CPPI and decision of the EGM 170, as follows:

1st Formalization of additives to the 2014 CCDs for recomposition of guarantees, in view of the deterioration of the guarantees related to CDE credits;

2nd Formalization of debt recognition instruments not yet acknowledged by the distribution companies;

3rd Assumption by Eletrobras of part of the debt of the distribution companies with Petrobras/BR of CCDs 2014 and CCDs 2018.

It is worth noting that Eletrobras has been present in gas debt contracts as a joint debtor of Amazonas Energia since the signing of the original contracts.

The logic used in the list of guarantees to be offered to Petrobras for CCDs 2014 and CCDs 2018 contracts, since the origin of each one, was as follows:

1- In the 2014 CCDs, provide guarantee for the portion of the debt not backed by the distributors' credits;

2- In the 2018 CCDs, extension of the same logic defined for the CCDs 2014, which resulted in providing corporate guarantee for the total debts, due to the inability of the distributors themselves to provide guarantees.

It is important to note that for the 2014 CCDs, in which Eletrobras entered into additive terms on 04/30/2018, Eletrobras was already included as guarantor, serving the additives for Eletrobras to recover the deteriorated guarantees of the CDE. In the 2018 CCDs, the guarantee had to be provided in view of the negotiation with Petrobras, which maintained its always existing understanding of the need for guarantees for any signed CCDs. Without these guarantees, there would be a risk of not completing the negotiation and, which would negatively impact the process of assignment of the gas contract and privatizations of the distribution companies.

Technical Information DFF nº 007/2019

These guarantees, however, end in the hypothesis of not effecting privatizations or exchange of control, a situation that the exchange of guarantees is governed by a contractual clause.

In the case of gas debts, in which Eletrobras, since the signing of CCD 2014, participates as a joint debtor, there is no express provision for the decay of the guarantee in case of failure of the privatizations, notably Amazonas Energia, the only company with debts of this nature.

Below is the list of the contracts mentioned above for the case of Amazonas:

Debt Confessions

  Second amendment to the Private Instrument of Confession of Debt, entered into Petróleo Brasileiro S.A. – Petrobras, Amazonas Distribuidora de Energia S.A. and Centrais Elétricas Brasileiras S.A.- Eletrobras, dated April 30, 2018, Eletrobras' Guarantee Fund being up to R$ 1,261,523,093.74;

  Second amendment to the Private Instrument of Confession of Debt, entered into Petróleo Brasileiro S.A. – Petrobras, Amazonas Distribuidora de Energia S.A. and Centrais Elétricas Brasileiras S.A.- Eletrobras, dated April 30, 2018, Eletrobras' Guarantee Fund being up to R$ 3,624,282,276.00;

  Third addendum to the Private Instrument of Confession of Debt, entered into Petróleo Brasileiro S.A. – Petrobras, Amazonas Distribuidora de Energia S.A. and Centrais Elétricas Brasileiras S.A.- Eletrobras, dated April 30, 2018, Eletrobras' Guarantee Fund being up to R$ 629,794,626.05;

  Private Instrument of Confession of Debt, entered into Petrobras Distribuidora S.A. - BR, Amazonas Distribuidora de Energia S.A and intervention and the Guarantee of Centrais Elétricas Brasileiras S.A.- Eletrobras, dated April 30, 2018, with Eletrobras' Guarantee Fund being up to R$ 2,713,815,881.14

  Private Instrument of Confession of Debt, entered into Petróleo Brasileiro S.A. – Petrobras, Amazonas Distribuidora de Energia S.A and intervenience and guarantee of Centrais Elétricas Brasileiras S.A.- Eletrobras, which will be held on April 30, 2018, with the guarantee of Eletrobras as a guarantee of up to R$ 1.615.230,197.89.

Technical Information DFF nº 007/2019

Assumption of Debts by Eletrobras

  Private Instrument of Assumption of Debt and Other Covenants between Petróleo Brasileiro S.A. – Petrobras and, on the other, Centrais Elétricas Brasileiras S.A. – Eletrobras - Amount R$ 4,019,086,325.95 (Amazonas Energia);

  Private Instrument of Debt Assumption and Other Covenants between Petróleo Brasileiro S.A. – Petrobras and, on the other, Centrais Elétricas Brasileiras S.A. – Eletrobras - Amount R$ 4,028,000,043.8 (Amazonas Energia);

For these contracts, a real guarantee was given by Eletrobras, however with an effectiveness clause related to the change of shareholding control.

In addition, in November 2018, Petrobras, Eletrobras and Amazonas Energia negotiated a new contract for confession of debt related to gas supply in the period from 03/07/2018 to 11/31/2018, which should also have a corporate guarantee from Eletrobras and new assumption of debt by Eletrobras, in the amount of R$ 3,069 million, also with a real guarantee by Eletrobras.

On the same date, an addendum to the 2014 CCD was also signed, with the purpose of extending the term for the constitution by Amazonas Energia of guarantees. In this row, in substitution for the guarantee not constituted by the distributor, Eletrobras gave a real and security guarantee (Eletropaulo receivables).

The proposal of extension of the deadline for the change of shareholding control, in and of itself, does not impact on the guarantees offered by Eletrobras when it does, in fact, assume part of the debt of Amazonas Energia, since such guarantees are already approved in the levels of governance of Eletrobras .

However, this extension of term for the change of control lengthens the period in which Eletrobras provides a guarantee of trust for all of Amazonas Energia's debt. And once this guarantee has been implemented, this means more disengagement by the holding company for a longer period of time.

Currently, the parent company pays, in guarantees by Amazonas Energia, R$ 260 million monthly. It is estimated debt service for the portion of this assumed by Eletrobras is R$ 200 million per month.

Technical Information DFF nº 007/2019

Thus, the difference between these amounts represents Eletrobras monthly expense until the new date for the exchange of control. It is worth remembering, however, that Eletrobrás will be compensated by the amounts paid as collateral, by the new controller.

_________________________________
Pedro Henrique Costa Motta - DFFG

_________________________________
Pedro Paulo da Cunha - DFF

Rio de Janeiro, February 14 2019.

ANNEX 04

Technical Information

DCGR 001/2019

02/12/2019

DCGR – 001/2019

Technical Information

Title:	Risk Analysis – 174th EGM

Subject:	Risk Management
Antonio J. Q. Lima

Authors:	Mauro Retto Lopes

Company:	Centrais Elétricas Brasileiras – Eletrobras

02/12/2019

DCGR – 001/2019

ÍNDICE

1.	Introduction	3
2.	Attention Points	3
3.	Conclusion	5

02/12/2019

DCGR – 001/2019

1 – INTRODUCTION

The preparation of this Technical Information, as part of the documentation supporting the proposal to be submitted by the Eletrobras Administration to the 174th General Shareholders' Meeting (EGM), which refers to the change in the deadline for the transfer of shareholding control of Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”) for the Consortium Oliveira Energia - ATEM ("Consortium"), was made considering the analysis realized in November 2018, under the coordination of the Compliance Officer, to determine the impacts on Eletrobras of the sale scenarios and liquidation of the distributors then under its shareholding control: Amazonas Energia and Ceal. This analysis was part of the support material to the 173rd EGM.

The Provisional Measures MP-855 and MP-856 contemplated measures for greater security of the obligations assumed by Eletrobras in the scope of the privatization of its distribution companies and gave greater attractiveness to the investors. In particular, MP-856 established the conditions for hiring temporary service providers, in an emergency, in case of liquidation of one of the two distributors mentioned above.

In an auction held on December 10, 2018, the Consortium was declared the winner of the sale auction of Amazonas Energia. However, the sale process was appealed in its proceeding at CADE. The argument was of economic concentration by the supposed verticalization of the activities in the process of generation and distribution of energy in the state.

According to the legal counsel of Eletrobras, there will be a first manifestation of CADE on 02.15.2019. The final decision will run until March 20, and from there, the decision will not be able to suffer new appellations.

2 – ATTENTION POINTS

Considering the statements above, follows the discussion of some points of attention (potential risks) for evaluation.

  Eventual extension of the designation period for Amazonas Energia is limited by MP-856 as of 03/31/2019, either for the execution of a new bidding process or for the rendering of services until the new concessionaire takes over. The MP-856 will lose its effectiveness on 4/20/2019.

02/12/2019

DCGR – 001/2019

  If, as of 03/31/2019, the completion of the acts necessary for the conclusion of the sale of Amazonas Energia does not occur:

    as of 04/01/2019, there is command of the 173rd EGM of Eletrobras for the dissolution and liquidation of Amazonas Energia;

    Amazonas Energia will continue to provide services in its concession area, since the supply of electric energy is an essential service to the population. Such provision of services should occur during the period necessary for ANEEL to hire a new emergency service provider or appoint a new concessionaire, which may be a long period;

    as an additional consequence, if Amazonas Energia remains precariously providing distribution services after 03/31/2019, it is not clear from the legal and regulatory point of view on who should be attributed the costs of this operation, being certain that Eletrobras has already commanded the stop loss in the distributors since its 165th EGM, in addition to what it would render the services impelled by the principle of continuity of public services and not, as said, by business decision.

  MP-856 defines, in its article 5, that it will not be the responsibility of the Granting Authority any cost related to the liquidation process of the previous service providers. However, Eletrobras' understanding, supported by external office opinions, is that the provisional measure does not affect the applicability of the legal regime for liquidation of Law 8,029/1990, especially as regards the responsibility of the Federal Government as the universal successor of the distributors that eventually be liquidated. There are, then, diverse interpretations on this subject. For the purpose of this Technical Information, which deals with risk analysis, we must be conservative and point out as a great risk the scenario presented by the MP-856.

  The costs for the liquidation of Amazonas Energia in the aforementioned scenario, based on the financial statements of 09/30/2018, are estimated at R$ 16.5 billion, as assessed by the Financial Department. This amount is totally incompatible with the current economic and financial situation of Eletrobras, putting too much pressure on its cash.

3 – CONCLUSION

Based on the above analyzes and the technical documents produced to back up the proposals sent to the 173rd EGM and 174th EGM, the Compliance Officer understands that there is no risk

02/12/2019

DCGR – 001/2019

for the shareholders in approving the Management's proposal. We understand the present call of the shareholders as a preventive measure, since Eletrobras may be impacted by a regulatory discussion related to third parties that is out of its control. The extension of the term for the transfer of the asset is only intended to allow the conclusion of the sale of Amazonas Energia after the approval of the proceeding by CADE and ANEEL's consent.

It is important to note that the acceptance of the Management Proposal by the shareholders does not affect the decision taken at the previous meeting, since the extension of the term of the emergency designation is only intended to fulfill the obligations related to the transfer of control of Amazonas Energia to the winner of the auction.

Therefore, we reiterate our recommendation that efforts be made to conclude the divestiture of Amazonas Energia and that the Management Proposal be accepted to change the deadline for the transfer of its control to the Oliveira Energia - ATEM Consortium from March 30, 2019 to April, 15 2019, kept as stated in said proposal, the cumulativeness of the occurrence of two other decisions of the Granting Authority: (i) the extension of the designation to provide the services of distributor, by Amazonas Energia, until April, 15 2019; and (ii) that, in an irrevocable and irreversible manner, the resources necessary to operate, maintain and make investments related to the temporary provision of the Amazonas Energia public service until April 15, 2019, provided by the tariff and/or by the Federal Government and/or by Sectoral Funds, maintaining full economic and financial neutrality of the whole new designation period, without any contribution of funds by Eletrobras.

We also reiterate the conclusions of the previous risk analysis regarding the liquidation scenario, which, as commented above, will be the natural consequence of the rejection of the Management proposal. It is a hypothesis that will certainly bring substantial impacts. In addition to the tangible (financial) costs established by the Financial and Distribution Officers, there are intangible aspects (future regulatory and judicial repercussions) to be considered, and it is difficult to measure all the repercussions that may be on the company in such a case. It should also be remembered that projections of the cash flow carried out by the Financial Officer, both for the short term (year 2019) and for the five year horizon, corroborate the reading that the liquidation hypothesis would not be financially sustainable.

Antonio João Q. Lima	Mauro Retto Lopes

ANNEX 05

Legal Opinion

PRJE 0034/2019

MEMORANDUM
Data: 02/15/2019

PRJE -0034/2019

From:	André de Avellar Torres – PRJE

To:	Maurício Carvalho Mazzini - PRJ

Subject:	Call of the 174th Extraordinary General Meeting - Extension of the Date Limit for Privatization of Amazonas Energia

Referência:	Memorandum DFR nº 015/2019. INT 2019/0408. EMP 0112/2019

The Market Information Department (DFRM), through the aforementioned Memorandum, addresses the convening of the 174th Extraordinary General Meeting of Eletrobras ("EGM") to decide on the extension of the term for the sale of the Distribuidora Amazonas Energia ("AmD"), due to the homologation process of the operation currently underway in the regulatory bodies, ANEEL, and, above all, CADE, so that Eletrobras has the necessary time to promote corporate events regarding the transfer of shareholding control of the AmD to the OLIVEIRA ENERGIA - ATEM ("CONSORTIUM") consortium, until 04/15/2019, considering the decision of the 170th EGM to approve the privatization model provided for in Resolution 20/2017 of the CPPI and subsequent amendments ("RES CPPI")

As an agenda for said EGM, the following agenda is included:

1. To approve the rectification of item 2 of the agenda of the 173rd Extraordinary General Meeting, changing so that the date of transfer of control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as Amazonas Energia) to the Consortium Oliveira Energia – ATEM (Buyer), winner of the Auction held on December 10, 2018, until April 15, 2019, provided that the following events occur cumulatively: (i) that the Granting Authority extends the designation to provide the distribution services, by said distributor, until April 15, 2019; and (ii) that, irrevocably and irreversibly, the Granting Authority ensures that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor, by April 15, 2019, are provided by the tariff and/or by the Federal Government and/or the Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras.

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As regards the history of the matter, as well as technical, economic and financial aspects, they are described in the following documents: Technical Information DDEF 001/2019, Technical Note GDD 001/2019, Technical Note DFF 007, ("REDEX"), as well as in the Draft of the Management Proposal ("PROPOSAL"), which describes the benefits, costs and risks related to the item on the agenda and must be taken into consideration by the administrators when they deliberate.

We emphasize that this opinion will only deal with the subject of the agenda, and therefore does not deal with the acts necessary for the transfer of the share control of the Distribution Companies, nor for the modeling or adjustments provided for in CPPI Resolution 20/2017 and subsequent amendments, since evaluated on the occasion of memorandum DJJJ 4563/2017 of 20.12.2017, to which we refer in its entirety.

Equally, this opinion will not be the object of this opinion, since it does not fall within the scope of this legal competencies, evaluations regarding the convenience and oportunity of approval of the agenda, which calls for a merit judgment to be conducted by Eletrobras administrators and proposed to the General Meeting deliberation.

Having made these initial considerations, we turn to the analysis of the agenda under examination.

According to art. 131 of Law 6,404/1976 ("LSA"), the general meeting is ordinary ("AGM") when it deals with matters listed in the roll of art. 132 of the same legal decree, being extraordinary ("EGM") in all other cases.

In fact, the competence of the EGM is residual in the comparison with the exclusive matters of the AGM, proving to be typical in the hypotheses conveyed in arts. 135 and 136 of the LSA, and atypical whenever it so claims the Company's Bylaws, or, even more broadly, when called to "decide all business related to the object of the company and take the resolutions it deems appropriate for its defense and development ", According to art. 121 of the above-mentioned legal diploma.

In this sense, considering that the proposals on the agenda are intended to change the deadline defined at the 173rd EGM, in order to comply with the 170th EGM, the competence of the EGM is now evident, which is now called to approve the item on the agenda , since only

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the General Meeting has the authority to review its decisions, this is the supreme body of the Company.

Neste contexto, é preciso entender a obrigatoriedade de convocação da AGE ora sob exame pelos administradores da Eletrobras. Isso porque o processo de desestatização revela-se como ato político de reordenação da atuação do Estado no domínio econômico, cabendo à Eletrobras acompanhá-lo até que as suas DISTRIBUIDORAS sejam retiradas do PND/PPI.

In addition, an eventual rejection of the extension of the deadline, in practical terms, implies the refusal to model the privatization approved by the 170th EGM, on February 8, 2018, a decision that can only be revisited by the company's own General Meeting.

In this context, it is necessary to understand the obligation to convene the EGM, now under examination by Eletrobras' administrators. This is because the process of privatization proves to be a political act of reordering the State's actions in the economic domain, and it is up to Eletrobras to accompany it until its Distribution Companies are removed from the PND/PPI.

In this sense, the Court of Accounts manifested when analyzing the program of divestment of assets of Petrobras. In verbis:

"[...] Law 9.491/1997 aims to establish a set of procedures that enable the Chief Executive, in the performance of the attributions conferred by art. 84, items II and VI, item a, CF/88, to choose the companies and activities that will be subject to privatization, in order to give effect to the constitutional principle of residual performance of the State as an entrepreneur (article 170, item IV, c/c art 173, caput, CF/88).

With even more force, as argued by the CGU in the scope of CELG's privatization:

"From the analysis of the legal framework that regulates the rite of the PND, Law 9.491/97 and Decree No. 2.594/98, the company being sold or the controlling company has no role to play in the scope of the Privatization, and no valuation of the opportunity and convenience of its sale is necessary, since it is an option of a purely political character"

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That is why Law 9.491/97, in art. 191, imposes on the administrators and controllers of the companies included in the privatization regime the duty to take all the measures determined by the CND/CPPI to promote the sale.

Thus, it is not appropriate for them to evade from the Eletrobras Shareholders' Meeting the decision to extend the deadline for the actual transfer of control of AmD, which may not be feasible within the period established by the 173rd EGM.

However, this specific duty to the environment of privatization does not, in any way, hinder the full and effective exercise of the fiduciary duties imposed on them by the LSA, as is the duty of diligence and loyalty to the social interest. Therefore, they comply with these duties when recommending actions or warning about risks that they deem essential to the Company's trusteeship, as done in the PROPOSAL that accompanies this matter, especially with regard to the indispensable economic and financial neutrality of the designation now provided by AmD.

This fact, due to factors exogenous to the business command to alienate the control of such Distributor, urges the need for, due to the duty of care and diligence of the managers, to call the company's sovereign body to deliberate on the extension of the deadline for transfer of control AmD's ownership of the CONSORTIUM.

In fact, the process of homologation of the transfer of control of AmD by ANEEL and CADE is pending, as stated in art. 14 of the CPPI RES, being more worrisome the case of the antitrust agency, therefore there was a third interested party, a company called & Air Leasing Industrial Equipment Ltda. ("GoPower"), arguing that privatization would have the following impacts on the competitive environment, more accurately delineated in NT GDD 001/2019: (i) closing the rental market of power generators in the state of Amazonas, because Oliveira Energia already has a considerable share of the contracts with AmD; (ii) in view of the fact that ATEM operates in the market for the distribution of liquid fuels, the potential creation of barriers to access such market by current generator rentals.

1 Art. 19. The controlling shareholders and the managers of the companies included in the National Privatization Program shall adopt, within the established deadlines, the measures that will be determined by the National Privatization Council, necessary for the implementation of the sale processes.

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In this context, there is no obstacle to the convening of the EGM, which reflects the fulfillment of the fiduciary duties of the managers, in addition to the aforementioned specific duty that it incurs in the environment of privatization.

It is important to note, however, that it is possible for the General Meeting to extend the deadline for the transfer of control exclusively to the CONSORTIUM, and not to any other measure of the privatization of AmD, since there is already an express assembly command to proceed to its dissolution and liquidation in the event that said operation is not concluded in a timely manner. Regarding the subject of the legal regime of eventual liquidation, it is meticulously evaluated since the 170th EGM, which refers in full to the memoranda DJJJ 4563/2017, DJJJ 4621/2017, PRJE 0141/2018 and PRJE 0145/2018, with the external opinions that supported them.

We also understand that there are no obstacles to the conclusion of the corporate transfer after the date of 03.31.2019, due to the fact that it is the landmark, defined by art. 3 of MP 856/2018, for AmD to act as designated. The loss of this legal condition, it seems to us, does not compromise the modality of privatization contemplated in art. 8, § 1-A of Law 12,783/2013 - known as privatization-combo, which combines the granting of a new concession for 30 years to the transfer of control of the legal entity providing the service.

The one because, even if it is not recognized as a designated condition, AmD will continue to provide the service in a precarious way - it will be, finally, provider of the service as mentioned above device; to two, because the privatization-combo was consummated, on January 31, 19, with the homologation and award, by BNDES, of the object of the auction for CONSORTIUM (Relevant Announcement 39/2019), remaining only the accomplishment of acts of a regulatory nature and company.

Regarding the conditions for approval of the agenda, it is hereby referred in its entirety to the memorandum PRJE 0141/2018, and it is important that the administrators take into account the risk, duly indicated in Technical Information DCGR 001/2019, of AmD to be impelled to continue providing, as of April 2019, distribution services without due regulatory coverage, such as economic-financial neutrality, which derives from the legal regime of Designation. This is why it is important for the MME to issue legislation by extending the period of appointment, as well as ensuring that all resources necessary for the operation come from the Federal Government, tariff and/or Sectoral Funds, without any contribution from Eletrobras. Not doing

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so, it is incumbent upon Eletrobras to pursue any losses in the administrative and/or judicial sphere.

Regarding the internal approval of the matter, it is incumbent upon the Board of Directors of Eletrobras to convene the Shareholders' General Meeting, in the cases provided for in the Corporations Act, or whenever it deems convenient, according to art. 26, VII, of its Bylaws c/c art. 142, IV, of Law 6,404/76. There is no need, either in the governing laws or in the Company's Bylaws, for the Fiscal Council to rule on the matter.

It is also important to note the need to meet the requirements essential to the regularity of the announcement, contained in articles 124 and 289, both of the LSA, especially highlighting the minimum term of 30 days in advance to convene the EGM, as determined by art. 8 of CVM Instruction 559/2015, since Eletrobras is the issuer of shares that serve as the basis for sponsored DR program.

As for distance voting, the sole paragraph of art. 121 of the Corporations Act establishes that the shareholder of public companies, such as Eletrobras, "may participate and vote at a general meeting, in accordance with the regulations of the Securities and Exchange Commission." In this context, CVM Instruction No. 481/2009, as amended, establishes that the shareholder may exercise the vote in the General Meetings by completing and delivering the distance ballot paper whenever the general meeting is called to resolve, among others, on the election of members of the fiscal council, pursuant to its art. 21-A, paragraph 1, so that its forecast in the call notice of the 171st EGM on screen is correct.

Related to the PROPOSAL draft, which will subsidize the shareholders at the General Meeting to be held, with regard to the legal aspects of the recommendation contained therein, we have to comply with the legislation and other applicable rules, especially Instruction CVM nº 481/2009 and the CIRCULAR ORDINANCE/CVM/SEP/Nº02/2018.

We consider the need to evaluate the convenience and oportunity of the proposals on the agenda, as well as their communication to the CVM, and to the stock exchanges that issue securities issued by Eletrobras, since they can be considered as relevant facts, in view of the set forth in article 2, sole paragraph, item XVIII of CVM Instruction 358/20022. Therefore, we

2 “Art. 2o Art. 2 - For the purposes of this Instruction, any decision of a controlling shareholder, a resolution of the general meeting or of the management bodies of the publicly-held company, or any other political, administrative,

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recommend that the DFR3 evaluate, as the case may be, the appropriate moment for the communication of material fact to the market, and, in addition, it is incumbent upon the managers to merit their immediate disclosure, should this jeopardize the legitimate interest of the Company.

We emphasize that the understanding herein is merely opinionated, not binding on the Company's management, which is what seems to us to be more in line with the governing legislation and other applicable rules.

Lastly, in line with title 4 of the Manual of Good Practices of the Federal Government General Law Adviser, we clarified that any seal betting on the documents submitted to this PRJE correspond only to a certification mechanism of the leaves actually appreciated by the lawyer, not replacing nor without disregarding the corresponding legal opinion.

Accordingly, in compliance with the merits judgment, considering the favorable positions of the competent departments, REDEX, the Minutes of Resolution and Management Proposal follow stamped.

André de Avellar Torres PRJE Manager

technical, business or economic act or fact shall be considered relevant for the purposes of this Instruction. -financial event occurred or related to its business that could significantly influence:
(...)
Sole paragraph. Following the definition of the caput, are examples of potentially relevant act or fact, among others, the following:
(...)
XVIII - approval, alteration or withdrawal of project or delay in its implementation;
3 According to the provisions of CVM Instruction 358/2002 in its art. 3, verbis:
"Art. 3º It is incumbent upon the Investor Relations Officer to send to the CVM, through an electronic system available on the CVM page in the world computer network, and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities securities issued by the company are admitted to trading, any relevant act or fact occurred or related to its business, as well as ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.